August 7, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mark Brunhofer and Sharon Blume, Office of Finance

Re:	Burford Capital Limited
Forms 20-F for the Fiscal Years Ended December 31, 2021 and 2022
Filed March 29, 2022 and May 16, 2023, respectively
Form 6-K dated June 13, 2023
Filed June 13, 2023
File No. 001-39511

Dear Mr. Brunhofer and Ms. Blume:

Burford Capital Limited (“Burford”, the “Company” or “we”) has today submitted to the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter setting forth Burford’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter, dated July 7, 2023 (the “Comment Letter”), relating to Burford’s (i) Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 29, 2022, (ii) Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on May 16, 2023 and (iii) Report on Form 6-K for the three months ended March 31, 2023 filed with the SEC on June 13, 2023.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. The Staff’s comments are set forth in bold, followed by Burford’s response to such comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Financial and operational review

Economic and market conditions

Inflation, page 27

1.	Please tell us your consideration for disclosing the impact of higher interest rates associated with inflation on the fair value of your capital provision assets and related unrealized gains or losses.

We respectfully advise the Staff that our disclosure on inflation in the “Economic and market conditions” section was focused on the potential impacts inflation could have on the overall performance of the business, consistent with the focus of other topics in that

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section (e.g., Covid-19 and sanctions on Russian business and individuals). The disclosure in this section did not, and was not intended to, specifically address the potential impacts that higher interest rates driven by inflation could have in relation to unrealized fair value gains or losses in capital provision asset valuations, just as fair value is not specifically addressed in the other topics in that section. An interest rate sensitivity is currently disclosed and, to the extent it is relevant in future filings, will include commentary on the impact inflation has had on discount rates and capital provision income in the results of operations and financial position (refer to the proposed revised disclosure in Burford’s response to question 2 below).

Results of operations and financial position

Statement of operations for the year ended December 31, 2022 compared to the year ended

December 31, 2021

Capital provision income, page 29

2.	Please provide us proposed revised disclosure to be included in future filings that provides a more robust and quantified explanation for the increase in your consolidated capital provision income from $194.6 million in 2021 to $319.1 million in 2022, consistent with the requirements in Item 303(b)(2) of Regulation S-K. In your proposed revised disclosure, at a minimum, address the following:
●	Quantify the “higher volume of favorable case resolutions, which drove higher realized gains” in terms of number of cases and the realized gains. In this regard, from the tables on page 30 and Note 6 on page 109, realized gains relative to cost only contributed $8.1, or 6.5%, of the $124.6 million increase in capital provision income.

We acknowledge the Staff’s comment, and it is addressed in the proposed revised disclosure below. The number of favorable case resolutions was 45 and 32 in 2022 and 2021, respectively.

●	Explain why the “higher volume of favorable case resolutions” resulted in slightly higher realized gains when it is apparent from disclosure in the tables at the bottom of page 59 and in Note 7 on page 109 that overall consolidated realizations declined from $455.1 million in 2021 to $426.7 million in 2022.

We acknowledge the Staff’s comment, and it is addressed in the proposed revised disclosure below.

●	Quantify separately the number of cases with positive case milestones achieved and negative case milestones suffered during the year and the impact of each on your fair value adjustment during the year. In this regard and notwithstanding your Chief Executive Officer's (CEO) statement of intent in your June 13, 2023 earnings conference call to not provide case milestone information in the future we note, for example, discussion of the number of case milestones achieved in

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the first quarter of 2023 by your Chief Investment Officer during your May 16, 2023 conference call on Full-Year 2022 Results. Also in this regard, we note your CEO's statement from your May 16, 2023 conference call that the largest driver of value in your business is court decisions and that they will remain the key driver of your valuations. In addition, discuss any individually significant fair value gains or losses and any trends over time.

A milestone, as we use the term, is a step in the litigation process of sufficient significance to potentially affect fair value.  However, we respectfully advise the Staff that different milestones can have different impacts on the underlying litigation and thus the fair value of related assets.  For example, while a motion to dismiss is a milestone, we so rarely have commercial cases that lose at the motion to dismiss stage that we do not adjust fair value upwards simply for when we win a motion to dismiss (although a loss at the motion to dismiss stage would cause a write down).  On the other end of the spectrum (with many points in-between), a trial result is a very significant result generally causing a meaningful change in fair value.  Moreover, milestones are one of several factors that impact fair value. Other factors include discount rates as well as future spend and entitlement forecasts, inclusive of the duration of the underlying litigation. Milestone events can, and frequently do, also have indirect impacts on these other factors (e.g., the entitlement and duration can change as a result of a milestone).

Following discussions with the Staff in 2020, we have historically provided information about milestones and their aggregate impact on fair value in the form of an expanded table in the notes to our financial statements, found at pages 119-120 of our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on May 16, 2023 (the “2022 Form 20-F”).  We do not believe that it is meaningful or helpful to investors from a financial performance perspective to quantify milestones simpliciter given that the numbers are essentially financially meaningless without case details.

Our recent use of milestones in our commentary with investors was not to show financial performance, but to illustrate the macro trend of the reopening of courts since the Covid-19 pandemic.  We did not previously discuss milestones in this way and we do not intend to continue to do so, as we made clear during our first quarter earnings call on June 13, 2023 (excerpt below from Chris Bogart’s commentary during the earnings call):

I should say something though about the concept of milestones.

So, we provided this data to try -- when we were trying to sit back and think about how to convey to people, the short-term information about what we saw happening in the courts and the return of velocity.

We hit upon this idea of using milestone factors just to show people the sheer level of difference that we were feeling in the '23 year as opposed to the '21 and '22 years. Jordan has only been here since the beginning of September last year. And he said -- I've heard him say to people

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sometimes when he first got here, there was sort of one e-mail every once in a while, about something happening in a case.

And now there's like e-mails all the time. Like it was -- so it's that sort of feeling in the business that we were trying to convey in some sort of numerical way. And so, we came upon the -- because before I've been using just the aggregate court statistics, backlog, statistics, and so on. The problem with those is that they don't really capture accurately necessarily what's going on with complex cases. So, we came up with this concept of milestone factors just to try to convey to you the velocity, but I want to be clear that I don't think it's a financial metric.

So, I don't think that people should be all of a sudden trying to tie these milestone factors to other numbers in the business, and I don't intend to continue to provide them. We just did them as a way and the reason that we didn't disclose this 50 or 60 or whatever the number is for the rest of the year, is it's not something that we track. It's not a KPI that I look at on a weekly basis.

We just used it as a proxy because I think it was difficult for us to get all of you as investors to understand the dynamics of what was going on in the court system without having you actually be sitting inside the business. So that's where these came from, but don't think of them as something that you take to the analytical grail now.

(Emphasis added.)

We will continue to discuss any individually material case changes and plan to augment our discussion of the drivers of capital provision income with commentary on the data to be provided in our proposed expanded disclosure of the Level 3 inputs data as set out in Burford’s response to question 14 below. Specifically, the commentary will leverage the addition of the cost, unrealized fair value adjustment and fair value data that is to be provided for the key positive and negative milestone types.

●	Quantify the impact of changes in market interest rates and the resulting changes in your discount rate included in your fair value adjustment. In this regard, for example, we note your discussion related to slide 12 in the presentation slide deck accompanying your May 16, 2023 conference call where you indicate that the increase in discount rates over the last four years resulted in about $400 million in foregone income from your portfolio.

We acknowledge the Staff’s comment, and it is addressed in part in the proposed revised disclosure below whereby in future filings we will include reference to the sensitivity analysis when discussing the impact changes in discount rates have on the fair value of capital provision assets. This disclosure will quantify how much higher or lower the valuation of the capital provision assets would have been at the end of the current period if the discount rate had not changed from the prior period end. The discount rate applied to the forecasted cash flows for our assets is intended to reflect a market-based cost of capital that excludes asset class-specific litigation risk. That is, the discount rate consists of a market-based cost of capital input and asset class-specific overlays. The market-based cost of capital is an observable market input which is impacted by changes in

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applicable benchmark interest rates. As discount rates across multiple currencies and tenors are applied in our portfolio, there is no clear single measure to quantify the impact that changes in market interest rates have had on the discount rate. That is, there is a different impact for each currency and for each tenor, and the relative significance of each tenor in each currency is also further impacted by the relative composition of the portfolio throughout the period.

We note your reference to slide 12 of the presentation slide deck accompanying the May 16, 2023 conference call. This illustration is simply showing the estimated impact on the portfolio at the end of each reporting period if you were to apply the weighted average discount rate from the prior period. It is intended to provide an alternative illustration of the sensitivity the portfolio has to the discount rate using the actual recent history.

●	Quantify and discuss the impact of any other material items impacting capital provision income.

There are no other material items impacting capital provision income. Discussion of the ‘Foreign exchange’ and ‘Other’ income/(loss) items will be included in future periods to the extent they may be material to those future periods.

We have reviewed our disclosure of the explanation for the increase in capital provision income for the year ended December 31, 2022 as compared to the year ended December 31, 2021 and have included below a proposed revised disclosure for that historical period that will be used as a template for corresponding disclosures in future filings. As noted above, the fair value calculation is a bespoke multi-variable calculation for each asset. This also includes some interdependencies between those variables that make a quantitative disaggregation of separate drivers of the fair value adjustment during the period extremely complex. We are therefore unable to provide such a quantitative disaggregation of the fair value adjustment and, given the complexities that would be involved to provide a practical explanation of the basis of the calculations, we believe that the results would not be useful to investors. We have therefore provided a predominantly qualitative analysis in certain of the sections of the proposed revised disclosure below.

“Capital provision income increased 64% to $319.1 million for the year ended December 31, 2022 as compared to $194.6 million for the year ended December 31, 2021 driven largely by an increased resumption of court activity in 2022. The table below sets forth the components of our capital provision income for the years ended December 31, 2022 and 2021.

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Realized gains relative to cost were $161.7 million and consisted of $176.5 million of realized gains offset by realized losses of $14.8 million for the year ended December 31, 2022. Realized gains relative to cost were $153.6 million and consisted of $162.4 million of realized gains offset by realized losses of $8.8 million for the year ended December 31, 2021. This activity generated $426.7 million in realization proceeds in 2022 as compared to $455.1 million in realization proceeds in 2021. While the realization proceeds were lower in 2022, the relative return on the assets that resolved in 2022 was higher resulting in $8.1 million higher realized gains.

The fair value of capital provision assets is principally impacted by changes in the adjusted risk premium and discount rates. During 2022, the fair value adjustment was predominantly driven by the occurrence of a litigation milestone on an antitrust portfolio matter which accounted for $113.1 million of the $169.1 million total fair value adjustment for the period. In contrast, there were no individually significant fair value adjustments in 2021.

The weighted average risk premium adjustment applied to the forecasted cash inflows from capital provision assets increased to 38.1% at December 31, 2022 from 36.0% at December 31, 2021. This metric is a risk adjustment (haircut) applied to the potential proceeds due to Burford in the event of a successful litigation outcome due to the remaining litigation risk. While there have been significant net positive developments across the portfolio during 2022 driving the overall increase in fair value, the weighted average metric at the end of the year is higher as it also includes the impact of newly acquired or originated assets during the year which generally have higher risk premiums at the start of the asset’s life.

The weighted average discount rate applied to the portfolio increased to 7.3% at December 31, 2022 from 5.8% at December 31, 2021, which includes the impact of increases in the underlying market rates have had across all currencies and tenors driven by inflationary pressure in the period. The increase, expressed in basis points, is approximately 150 basis points and, in isolation, resulted in lower net present values. As an indication of the impact, the fair value of the capital provision assets had a sensitivity of a $122 million decrease in capital provision income for an assumed increase of 100 basis points in discount rates at December 31, 2022. The impact to the capital provision asset portfolio fair value had the discount rates not changed from December 31, 2021 to December 31, 2022 using the sensitivity data is approximately $180 million. The sensitivity

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figure is a point in time calculation at December 31, 2022 and therefore an approximation of the impact the change in discount rates would have had on capital provision income.”

Portfolio

Overview, page 44

3.	Please tell us why it is appropriate to characterize your undrawn commitments as assets in the tables on pages 45 and 46. In this regard, please tell us your consideration for revising in future filings the captions of total capital provision-direct assets and total capital provision-indirect assets as we note that undrawn commitments do not qualify for asset recognition under GAAP. In addition, consider reconciling this disclosure to capital provision assets on your balance sheet and clearly identifying the columns in this table and other tables that provide Burford-only, other funds, BOF-C and Group-wide information as being non-GAAP consistent with your indication on page 7. Please provide us any proposed changes to be included in future filings.

We respectfully advise the Staff that our intent in the portfolio overview disclosure is to present to investors a comprehensive view of the scale of the business activity undertaken across the Burford group, including its non-consolidated private funds. The most meaningful metric used by management for this purpose includes the fair value of the capital provision assets as reported in the relevant entity’s statement of financial position, split between the capital (or cost) deployed to those assets and the net unrealized gains or losses, together with any remaining undrawn committed amount of capital that may be provided. Undrawn commitments reflect the amount of future deployments which, if deployed, would give us greater interest in the underlying assets and an increased potential return. We have included a revised format below to be included in future filings, and the ‘GAAP’ and ‘Non-GAAP’ identifiers will be consistently applied in other similar tables in our future filings.

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4.	Your tables on pages 45 and 46 as well as those on page 48 in your fair value of capital provision assets disclosure have captions labeled carrying value. As you carry your capital provision assets at fair value, please tell us your consideration for clarifying in the tables that carrying value is fair value. Provide us any proposed revised disclosure to be included in future filings.

We acknowledge the Staff’s comment and will revise the captions to include the more specific label of ‘fair value’ instead of ‘carrying value’ in future filings for the applicable line items which are measured at fair value.

Undrawn commitments, page 51

5.	In the second paragraph in this section you disclose that your consolidated undrawn commitments were $1.9 billion, $1.7 billion and $1.6 billion at December 31, 2022, 2021 and 2020, respectively. As these amounts appear to refer to your group-wide totals in the tables at the bottom of page 51 and not the consolidated totals presented in the table in Note 21 on page 128, please represent to us that in future filings you will properly identify the amounts in your narrative disclosure.

We acknowledge the Staff’s comment and will identify Group-wide versus consolidated undrawn commitments in future filings.

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Summary of capital provision-direct portfolio, page 55

6.	We note the table provided on page 48 of your report for the first quarter of 2023 provided as Exhibit 99.1 to your Form 6-K filed on June 13, 2023 where you provide a table with deployed costs and realized proceeds by vintage. Please tell us your consideration for augmenting your interim vintage information with information about the status and number of assets underlying the current period activity so that investors may have a better understanding of the progress in your portfolio, similar to your presentation on page 55. Provide us any proposed revised disclosure to be included in future filings.

We acknowledge the Staff’s comment on whether this disclosure should be augmented for all interim periods. Management believes, analogizing to the guidance in Item 303 of Regulation S-K, that the augmented annual information is not required for interim periods. In our judgment, an annual frequency sufficiently discloses the material changes to the vintage performance reporting data given the lower volume of activity and degree of change historically observed during interim periods. However, management further notes that this information has been provided on a semi-annual basis in prior years.

Given the above requirements, our intention is to continue to provide the full vintage performance table as included on page 55 of the 2022 Form 20-F on an annual basis. The full vintage table disclosure incorporates information on the status and number of assets. We also intend to continue to voluntarily provide the full vintage table on a semi-annual basis (at June 30 each year) and the more limited vintage table disclosure as provided in Form 6-K dated June 13, 2023 in our March 31 and September 30 quarterly filings. The more limited vintage table disclosure provides information on the core cash activity by vintage being the main information that we believe is useful to investors but is not otherwise required.

Critical accounting estimates

Fair value of capital provision assets, page 61

7.	We note that the sensitivity analysis provided in this disclosure is the same as the sensitivity analysis provided in your Fair Value footnote on page 110. In light of the fact that you disclose that the estimate of fair value is largely based on management’s estimate of forecasted cash flows, please tell us the extent to which you considered providing a sensitivity of a 10 percent increase or decrease in the most likely expected entitlement assumption of your capital provision asset, which you refer to as your win node in your May 16, 2023 Investor Presentation available on your website. Similarly, in light of the significant range between the minimum and maximum difference of the duration unobservable input assumption, please tell us whether you considered providing a sensitivity of that assumption to show how a change in that assumption could impact your results. Provide us any proposed revised disclosure to be included in future filings.

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We have considered exploring a sensitivity for entitlement that the staff suggests and concluded that it would not be appropriate or relevant given the bespoke nature of our assets and contracts.   The expected entitlement is generally a readily calculable figure based on the contractual terms between Burford and its counterparties and a legal expert’s view on the potential damages, thus providing a plus or minus 10% sensitivity would not, in management’s view, be beneficial to investors since there is no significant judgment involved in the calculation of the entitlement itself. One could then consider a 10% sensitivity on the potential damages figure that flows into the entitlement calculation (or is essentially upstream from the proceeds received by Burford) but that sensitivity is one that is not applicable on an aggregate level or in many cases even applicable to a single asset.   For example, in many of our contracts the amount that we receive in the future is driven by the capital we have provided and timing of when we provided that capital and thus the increase in damages received by our counterparty would have no impact on our proceeds.  The reverse is also true in that reduction in the overall proceeds received might not have an impact on our return of capital as our contract could have certain floors or minimums to be received assuming there are enough initial damages received.   This becomes increasingly more complicated when you look at portfolios in which cases may be cross collateralized or have varying impacts on the ultimate proceeds that we receive.  We have thus concluded that the bespoke and idiosyncratic nature of each of our contracts does not lend itself to typical sensitivities.

We have included an interest rate sensitivity in our periodic reports to date and plan to augment this disclosure with an equivalent duration sensitivity in our future filings. A template of this intended disclosure is set out below:

“Further, at December 31, 2022, should duration have been 6 or 12 months longer or shorter, as applicable, than the actual durations used in our fair value estimates, while all other variables remained constant, our consolidated income and net assets would have increased or decreased, respectively, by the following amounts:

($ in thousands)                                                                            At December 31, 2022

+ 6 months duration##

 + 12 months duration##

 - 6 months duration##

 - 12 months duration##”

Consolidated statements of operations, page 85

8.	In your financial and operational review disclosure on page 31 you indicate that your case-related expenditures ineligible for inclusion in asset cost includes situations where you are the claimant in a litigation matter, either due to the acquisition of assets, or the assignment of a claim. Please address the following:

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●	Quantity how much of this expense relates to matters you acquired or that were assigned to you for all periods presented.
●	Tell us the process by which you become the claimant in a litigation matter, separately for the acquisition of assets and the assignment of claims.
●	Quantity the number of litigation matters where you are the claimant and explain how these litigation matters are disclosed in your filing, from the time of acquisition until the time of resolution.
●	Provide an illustrative example of the accounting applied from the acquisition/assignment of a claim to you, until resolution of the claim, including the line items in the financial statements where the activity is recorded.
●	As you no longer apply a “cost plus” methodology for the recognition of capital provision assets, tell us your consideration for renaming this expense to remove the reference to cost.
●	Provide us proposed revised disclosure to be provided in future filings that more clearly describes the nature of these expenses.

Historically, the majority of this line item related to legal expenses associated with BCIM Strategic Value Master Fund, LP (the “Strategic Value Fund”), which is a private fund that is consolidated in our financial statements. The strategy of the Strategic Value Fund focused on merger appraisal situations, where we would initially typically take largely offsetting long and short equity securities positions in a public company that is expected to complete a merger process. At the close of the merger, we would invoke the appraisal process which disputes the proceeds offered for the long equity securities and starts a judicial appraisal of the fair value of the acquired company’s equity securities to determine whether an adequate control premium was offered. At this stage, there has been no settlement of the equity securities, instead the offered proceeds have been rejected and Burford retains an interest in a financial instrument. Once the appraisal process commences, the equity securities are no longer traded and the typically Level 1 actively traded securities are transferred to Level 3 in the fair value hierarchy at the fair value of the proceeds offered in the merger. The Strategic Value Fund appoints third-party law firms to pursue the appraisal claims on its behalf and these expenses are included as case-related expenditures ineligible for inclusion in asset cost. The conclusion of the appraisal process, either through negotiated settlement or judicial award, determines the final amount of merger proceeds to be paid.

The Strategic Value Fund has not been making active new investments for some time, and the $12.7 million remaining balance at December 31, 2022 relates to two remaining Level 3 appraisal claim assets. The assets are included within ‘Capital provision assets’ in the consolidated statement of financial position and the associated income or loss is included in ‘Capital provision income’ in the consolidated statement of operations. Further detail of the asset balance is included in footnote 15 starting on page 115 of the 2022 Form 20-F in the line item ‘Complex strategies (Strategic Value Fund)’ in the section for ‘Assets of consolidated investment companies’ under ‘Capital provision assets’.

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While active, the Strategic Value Fund positions represent assets acquired where Burford is also the claimant in the litigation matter. These expenses accounted for approximately 55% to 75% of the total case-related expenditures ineligible for inclusion in asset cost from 2019 through 2021. As the activity of the Strategic Value Fund continues to decrease, the proportion of the expense relating to the Strategic Value Fund in 2022 has dropped to less than 10% of the total case-related expenditures ineligible for inclusion in asset cost in 2022.

Aside from the Strategic Value Fund’s positions, less than 1% of the total case-related expenditures ineligible for inclusion in asset cost in each period relate to positions where Burford is the claimant in the underlying litigation matter. This relates to two positions which are immaterial in our view. The remaining immaterial balance of the expenses included as case-related expenditures ineligible for inclusion in asset cost relate to expenses incurred directly by Burford that do not form part of the agreed funding to be provided to the counterparty. For example, management may decide to pay for some additional legal advice or expert opinion regarding the underlying litigation. In such circumstances, this does not constitute or count towards part of the agreed funding amount in the applicable agreement and there would also be no incremental return entitlement due to Burford relating to such expenditure.

We acknowledge the Staff’s comment that the fair value methodology is no longer dependent on cost as a key input as it is a discounted cash flow model which uses expected future cash flows. While cost is not a key input to that model, it is still a relevant metric used to estimate the potential future cash flows (proceeds) due to Burford and to quantify the amount of unrealized fair value gains or losses on the portfolio. Management therefore respectfully submits that the current caption used for the line item remains appropriate and is the most informative to investors. We have set out below a proposed revised disclosure for this line item that will be used as a template for future filings:

“Case-related expenditures ineligible for inclusion in asset cost increased 56% to $8.2 million for the year ended December 31, 2022 as compared to $5.3 million for the year ended December 31, 2021. The increase reflects an increase in the number of situations where we incur legal or other related expenses that are directly attributable to a capital provision asset but they do not form part of the funded amount under a capital provision agreement. These expenses accounted for $7.6 million and $2.2 million of the total case-related expenditures ineligible for inclusion in asset cost for the year ended December 31, 2022 and 2021, respectively. Examples of such expenses include fees paid to third parties when Burford’s management has sought its own legal advice or expert opinion with respect to matters related to a capital provision asset.

Case-related expenditures ineligible for inclusion in asset cost also include some situations where we are the claimant in a litigation matter either due to the acquisition of assets or the assignment of a claim. The primary driver of this activity relates to the Strategic Value Fund and the legal expenses incurred in seeking appraisal of merger-

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related proceeds due on positions owned by the Strategic Value Fund. These expenses accounted for $0.6 million and $3.1 million of the total case-related expenditures ineligible for inclusion in asset cost for the year ended December 31, 2022 and 2021, respectively. While we report these Strategic Value Fund related costs as expenses for accounting purposes, we treat them for return and performance purposes no differently than traditional legal finance arrangements.”

Notes to the consolidated financial statements

Note 7. Due from settlement of capital provision assets, page 109

9.	We note your $11.3 million unrealized loss in 2022 and your disclosure in Financial and operating review on page 38 that it relates to an $86.3 million receivable in your Strategic Value Fund. Please tell us:
●	The nature of this loss;
●	How you determined its amount; and
●	Why you consider it an unrealized loss when it presumably resulted from a realized gain when you reclassified it from capital provision assets to due from settlement of capital provision assets.

As noted above, the Strategic Value Fund pursues a merger appraisal strategy. For one of the assets (“Class 7”), a final judgment was received during 2021 entitling the Strategic Value Fund to $65.5 million in proceeds. While partial payments were received during 2021 against the judgment, of the total $86.3 million due from settlement balance at December 31, 2021, a balance of $22.8 million remained attributable to the Strategic Value Fund’s Class 7 asset. Further payments of the Class 7 proceeds were made during 2022 reducing the outstanding balance to $11.3 million.

The judgment debtor entered a Chapter 11 voluntary bankruptcy proceeding on September 7, 2022, without a restructuring support agreement or plan of reorganization. Following this event, Burford’s entitlement to proceeds became subject to the bankruptcy process along with the judgment debtor’s bond holders and other creditors. The Chapter 11 bankruptcy proceedings therefore effectively removed any significant likelihood of receiving the entire remaining $11.3 million due to the Strategic Value Fund given its status as an unsecured creditor.

At December 31, 2022, the judgment debtor had continued to not file a plan of reorganization and, given the uncertainty of future receipts, the valuation committee approved a fair value adjustment of $(11.3) million to reduce the fair value of the position to a nominal amount of $1,000.

By June 28, 2023, the judgment debtor had filed, and the court approved, a plan of reorganization which extinguished the possibility of recovering further proceeds. At June 30, 2023, the matter is now recognized as a realized loss.

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Note 15. Fair value of assets and liabilities

Valuation methodology, page 115

10.	On page 116, you disclose that you have elected the fair value option for certain equity method investments, marketable securities, due from settlement of capital provision assets and financial liabilities relating to third-party interests in capital provision assets. We also note your disclosure that “there were no gains or losses recognized in the consolidated statements of operations with respect to these assets and liabilities.” Please tell us, and provide us proposed revised disclosure to be included in future filings that clarifies, why no gains and losses were recorded for each group of assets and liabilities for any of the reported periods. Additionally, as part of your response, please clarify whether the amounts for these assets and liabilities reported in the “Income for the period” columns on pages 117 and 118 solely represent interest and dividend income.

We acknowledge the Staff’s comment and note that the sentence “there were no gains or losses recognized in the consolidated statements of operations with respect to these assets and liabilities” is incorrect. Income with respect to these assets and liabilities, consisting of realized and unrealized gains and losses, interest and dividends, where applicable, was recognized in the consolidated statements of operations and disclosed elsewhere within the consolidated financial statements for the years ended December 31, 2020, 2021 and 2022.

For future filings, we propose to include the following revised disclosure: “The Group has elected the fair value option for certain equity method investments, marketable securities, due from settlement of capital provision assets and financial liabilities relating to third-party interests in capital provision assets in order to provide a consistent fair value measurement approach for all capital provision related activity. Realized gains and losses, unrealized gains and losses and interest and dividend income on these assets are recognized as income and presented in the consolidated statements of operations when they are earned.”

Movements in Level 3 fair value assets and liabilities, page 117

11.	We note that the balances and activity for your total capital provision assets and for your due from settlement of capital provision assets do not necessarily agree with comparable balances and activity presented in the separate rollforwards presented in Note 6 for the former and Note 7 for the latter. Please tell us why the following amounts differ between the relevant rollforwards and reconcile for us the following differences:

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●	The opening balance for capital provision assets at January 1, 2020;

There was a Level 1 asset in the Strategic Value Fund which was accordingly not included in the movement in Level 3 table.

●	The realization and income for the period amounts for capital provision assets during 2020;

There was a Level 1 asset in the Strategic Value Fund which was accordingly not included in the movement in Level 3 table.

●	The deployments, income for the period and foreign exchange amounts for capital provision assets during 2022;

A Level 1 asset was acquired in 2022 that had activity for deployments, income and foreign exchange during 2022. Accordingly, this Level 1 asset is not included in the Level 3 roll forward table.

●	The ending balance for capital provision assets at December 31, 2022;

As noted above, there was a Level 1 asset balance at December 31, 2022 included as part of the capital provision assets balance in Note 6 that is not included in the Level 3 roll forward table.

●	The opening balance for due from settlement of capital provision assets at January 1, 2020;

The opening balance should match the amount reported in Note 7. The correct balance is $48.1 million, i.e., $(4.4) million lower than reported.

●	The deployments and realizations amounts from Note 15 and the relevant captions in Note 7 for due from settlement of capital provision assets during 2020; and

The balances reported should match Note 7. The correct deployment amount is $540.3 million, i.e., $13.7 million higher than reported, and the correct realization amount therefore is $(557.9) million, i.e., $(9.3) million higher than reported.

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●	The deployments and realizations amounts from Note 15 and the relevant captions in Note 7 for due from settlement of capital provision assets during 2022.

The realizations and income columns should match Note 7. As a result, $8.7 million of income should have been reported in the ‘Income for the period’ column but was instead included in the ‘Realizations’ column.

We believe the differences noted in the last 3 bullet points are not material and will be updated in future filings so that the comparative 2022 data for Note 15 matches the Note 7 data as and when it is included in those future filings.

Sensitivity of Level 3 valuations, page 118

12.	In the second paragraph in this section, you disclose that for cases where cash flows are denominated in a foreign currency, forecasts are developed in the applicable foreign currency and translated to US dollars. We note your disclosure from Note 6 on page 109 that exchange differences arising from non-US dollar-denominated capital provision assets held by US dollar functional currency entities are recognized in capital provision income while all other foreign exchange translation differences arising from capital provision assets held by non-US dollar functional currency entities are recognized in other comprehensive income. Please tell us why your disclosure regarding forecasts in foreign currencies is limited to the translation into US dollars instead of translation into the functional currency of your relevant subsidiary/operations. In this regard, we note your disclosure on page 100 that certain subsidiaries operate and prepare financial statements denominated in pound sterling and euro. In your response, reference, where appropriate, the authoritative literature you rely upon to support your accounting and address the following:

To clarify, our valuation process includes developing a cash flow forecast for each capital provision asset in the applicable currency of the transaction. Where applicable, and in accordance with Accounting Standards Codification Topic 830—Foreign Currency Matters (“ASC 830”), when a fair value amount is determined for any non-US dollar denominated capital provision asset, it is then revalued to the functional currency of the subsidiary which holds the asset. Then for reporting purposes, all non-US dollar-denominated functional currency subsidiaries that hold capital provision assets are translated to US dollar and that value is used in the financial statements and footnotes. The disclosure referenced above omitted some of this detail and will be updated in future filings to reflect the actual practice in accordance with ASC 830.

●	Clarify whether subsidiaries with functional currencies other than the US dollar hold capital provision assets denominated in currencies other than their functional currencies. If so, clarify if changes in the exchange rates between the

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functional currency and the contract currency are included in your operating results;

Generally speaking, most of our non-US dollar-denominated capital provision assets are either held in (i) a US dollar-denominated subsidiary or (ii) a subsidiary with functional currency that is the same as the non-US dollar-denominated capital provision assets. However, there are a few occasions in which subsidiaries with functional currencies other than the US dollar hold capital provision assets denominated in currencies other than their functional currencies. In those situations, we revalue the capital provision asset into the functional currency of the subsidiary entity and the resulting gain/loss on the foreign exchange revaluation is recorded as capital provision income in the consolidated statements of operations. We then translate the foreign currency of the relevant subsidiaries into US dollar for reporting purposes and also recognize foreign exchange translation differences in other comprehensive income in the consolidated statements of comprehensive income.

●	Explain why the foreign exchange loss for 2022 in the capital provision asset rollforward in Note 6 on page 108 of $13.1 million differs from the $11.2 million amount as disclosed in Note 15 on page 117; and

The reason that the $13.1 million foreign exchange loss in Note 6 does not match the $11.2 million foreign exchange loss in Note 15 is because Note 15 only includes Level 3 capital provision assets and Note 6 includes both Level 1 and Level 3 capital provision assets.

●	Clarify whether the difference between the $13.1 million foreign exchange loss presented in 2022 in the rollforward in Note 6 and the $6.4 million foreign exchange loss in the components of your capital provision income table on page 109 represents translation of non-US dollar-denominated functional entity capital provision assets and related activity into the US dollar reporting currency and is included in other comprehensive income.

Yes, this is correct that the difference between the $13.1 million foreign exchange loss in Note 6 capital provision asset roll forward and the $6.4 million foreign exchange loss in Note 6 capital provision income table is due to the translation of non-US dollar-denominated functional entity capital provision assets into the US dollar reporting currency and is reported as “Foreign currency translation adjustment” as part of the “Other comprehensive income/(loss)” line item in the consolidated statements of comprehensive income.

13.	In the second paragraph on page 119, you disclose that your fair value policy provides for ranges of percentages to be applied against the risk adjustment factor to more than 70 discrete objective litigation events (or adjudicative events) across five principal different types of litigation. However, in your January 26, 2023

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response to the fourth bullet of prior comment 4 from our January 12, 2023 letter you indicated that during 2022, you applied a fixed percentage. Please tell us, and provide us proposed revised disclosure to be included in future filings as appropriate, to address the following:
●	Which periods you apply a fixed percentage for each discrete adjudicative event and which periods you applied a range of percentages.
●	For all periods where a range is applied, how you determined what percentage within each adjudicative event to apply on each asset.

We no longer apply the historical valuation approach described in our January 26, 2023 letter to the Staff; that approach was a new approach that we rescinded once we adopted the revised fair value methodology. Instead, for all periods presented in the 2022 Form 20-F and the Form 6-K filed on June 13, 2023, we apply the point within a range of adjustment factors for specific adjudicative events detailed within the Company’s historical fair value policy, that we believe to result in the estimate that is most representative of an asset’s fair value under then current market conditions.

In accordance with ASC 820-10-55-8, the percentage applied against the risk adjustment factor reflects an update to the amount a market participant would demand for the remaining risk in the cash flows of the asset resulting from the progression of the litigation. The range for each event is ten percentage points, most frequently five points above and five points below the percentage adjustment that we consider as most representative of an asset’s fair value under then current market conditions in the absence of investment-specific circumstances that would otherwise impact a market participant’s view.

To decide which percentage to apply to a given asset, our valuation committee considers the kind and degree of legal, procedural or other investment-specific circumstances that may be present.  In the limited circumstances such factors are present, an alternate point within the range may be selected by our valuation committee to reflect these factors’ impact on the asset’s fair value under then current market conditions.

14.	Your tables on pages 119 and 120 present positive case and negative case milestone factor ranges for various aggregated capital provision assets that in total represent more than 65% of total assets as of December 31, 2022 and 2021. Given that the fair value information is shown at such an aggregated level, it is difficult to relate the individual unobservable inputs disclosed to various types of capital provision assets. Please tell us your consideration of providing additional information to allow users of your financial statements to evaluate the quantitative information disclosed, as outlined in ASC 820-10-50-1D(d). In your response, at a minimum, tell us your consideration of the following:
●	Disaggregating the single capital provision asset category (consisting of single, portfolio, joint ventures and equity method, legal risk management, litigation finance (BOF-C) and financial liabilities) into separate capital provision asset categories, including the following five categories, each separately broken out

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for those capital provision assets with positive case milestone factors, and those with negative case milestone factors: (1) significant ruling or other objective event prior to trial court judgment, (2) trial court judgement or tribunal award, (3) appeal judgment, (4) settlements, and (5) portfolios with multiple factors. In this regard, we note that this presentation would be consistent with the categories used for this type of disclosure on page 110 of your Form 20-F for the year ended December 31, 2021. To the extent you determined this presentation was not meaningful or feasible to disclose, please tell us whether there are other ways that this category could be more disaggregated to meet the objective in ASC 820-10-50-1D(c).
●	Disclosing the interrelationship between positive and negative case milestone factors and your adjusted risk premium as stipulated in ASC 820-10-50-2(g).
●	Disclosing the identity of the “other” case positive milestone factor and its impact on fair value as it has a 100% weighted average impact in each period presented. Additionally, provide some quantitative information so investors understand how much of the capital provision asset balance is impacted by that assumption (e.g., X matters out of total capital provision asset matters, or the dollar amount of capital provision assets out of the total dollar amount of capital provision assets).

We acknowledge the Staff’s comment and have set out below a proposed revised disclosure that we will include in future filings. Subject to the exception described below, this proposed revised disclosure reintroduces a break-out of the cost, unrealized fair value adjustment and fair value capital provision asset balance for each category of positive and negative milestone, respectively. The proposed revised disclosure below excludes the YPF-related assets in the minimum, maximum and weighted average percentages applied by milestone type data and instead includes a separate line item for the YPF-related assets for which the cost, unrealized fair value adjustment and fair value data will be provided. Including the YPF-related assets in the metrics for any particular milestone type bucket would clearly identify the relevant bucket due to the fair value of the YPF-related assets relative to the rest of the portfolio. It would therefore also be reasonably clear what percentage factor had been applied to that specific position given it would dominate the weighted average calculation. This level of detailed data for a single asset could then be used to solve for the expected undiscounted cash flow prior to any litigation risk adjustment. This data is commercially highly sensitive and subject to legal privilege as it would potentially reveal to litigation adversaries an amount at which a potential settlement could be reached. We respectfully submit that providing the break-out of the cost, unrealized fair value adjustment and fair value capital provision asset balance for each category of positive and negative milestones, respectively, other than with respect to the YPF-related assets will provide meaningful additional detail regarding the impact of unobservable inputs on the portfolio and the separate data for the YPF-related assets strikes an appropriate balance of incremental disclosure and the protection of highly sensitive, privileged information. For the avoidance of doubt, we also confirm that the YPF-related assets are, and will continue to be, included in the unobservable input minimum,

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maximum and weighted average disclosures for discount rate, duration and adjusted risk premium.

We respectfully advise the Staff that we do not believe that disaggregating the single capital provision asset category into separate categories (single case, portfolio, etc.), and then showing the range of milestone factors for each category, will be particularly informative. The ranges for each category will likely not change appreciably from – and by definition will be within – the ranges already shown at the aggregate level. The ranges themselves are meant to illustrate to what degree we are adjusting fair values of our assets within the fair value policy framework in response to milestone events, and we believe the proposed revised disclosure accomplishes that.

We currently disclose on pages 118 and 119 of the 2022 Form 20-F that the milestone event factors are applied to the risk premium.  In practice this works as follows: the risk premium at the inception of a new asset is solved for by quantifying, as a percentage figure, the haircut that needs to be applied to the expected proceeds in order to arrive at a net present value equal to the transaction price. This risk premium percentage is then adjusted when milestone events occur by the applicable milestone factor. For example, assume the risk premium at inception is calculated to be 65% which is held constant until there is a milestone event. If we assume there is a favorable trial court ruling one year later for which the applicable milestone factor is 50%, then the risk premium would be adjusted to 32.5%, effectively releasing 50% of the original 65% risk premium haircut that was applied. Conversely, if there were instead a negative event with a (50)% factor one year later, the risk premium would be adjusted to 82.5%, effectively closing the gap between the original risk premium of 65% and 100% by 50%.

Finally, the proposed revised disclosure also includes a quantum for the “other” positive case milestone factor line item of 100% for the years ended December 31, 2020, 2021 and 2022. We further note that this relates to a single asset.

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**Type:** Single, Portfolio, Joint ventures and equity method, Legal risk management, Litigation finance (BOF-C), Financial liabilities related to third party interests in capital provision assets
**Principal value technique:** Discounted cash flow

| | December 31, 2022 | | | | | |
|---|---|---|---|---|---|---|
| ***Unobservable input:*** | ***Cost*** | ***Unrealized*** | ***Fair Value*** | ***Minimum*** | ***Maximum*** | ***Weighted average*** |
| Discount rate | | | | 5.8% | 7.9% | 7.3% |
| Duration (years) | | | | 0.2 | 8.2 | 3.4 |
| Adjusted risk premium | | | | 0.0% | 94.2% | 38.1% |
| *Positive case milestone factor:* | | | | | | |
| Significant ruling or other objective event prior to trial court judgement | $ 58,724 | $ 71,469 | $ 130,192 | 5% | 40% | 20% |
| Trial court judgement or tribunal award | $ 116,692 | $ 97,642 | $ 214,334 | 4% | 60% | 53% |
| Appeal judgement | $ 90,045 | $ 88,018 | $ 178,063 | 60% | 80% | 67% |
| Asset Freeze | $ 16,621 | $ 8,598 | $ 25,219 | 20% | 20% | 20% |
| Settlement | $ 52,812 | $ 44,384 | $ 97,196 | 40% | 80% | 76% |
| Portfolios with multiple factors | $ 380,101 | $ 240,929 | $ 621,030 | 1% | 100% | 14% |
| Other | $ 337 | $ (181) | $ 156 | 100% | 100% | 100% |
| *Negative case milestone factor:* | | | | | | |
| Significant ruling or other objective event prior to trial court judgement | $ 20,259 | $ (14,873) | $ 5,385 | (10)% | (60)% | (13)% |
| Trial court judgement or tribunal award | $ 13,201 | $ (3,962) | $ 9,239 | (55)% | (60)% | (56)% |
| Appeal judgement | $ 14,431 | $ (13,860) | $ 571 | (80)% | (80)% | (80)% |
| Portfolios with multiple factors | $ 2,450 | $ (999) | $ 1,451 | (50)% | (50)% | (50)% |
| *No case milestone:* | $ 941,340 | $ 14,382 | $ 955,721 | | | |
| *YPF-related assets:* | $ 54,625 | $ 768,410 | $ 823,035 | | | |
| | $ 1,761,638 | $ 1,299,956 | $ 3,061,594 | | | |

**Type:** Litigation finance (Advantage)
**Principal value technique:** Discounted cash flow

| | December 31, 2022 | | | | | |
|---|---|---|---|---|---|---|
| ***Unobservable input:*** | ***Cost*** | ***Unrealized*** | ***Fair Value*** | ***Minimum*** | ***Maximum*** | ***Weighted average*** |
| Discount rate | $ 100,331 | $ 265 | $ 100,596 | 7.3% | 7.4% | 7.4% |
| Duration (years) | | | | 0.7 | 3.7 | 2.5 |

**Type:** Portfolio with equity risk
**Principal value technique:** Discounted cash flow

| | December 31, 2022 | | | | | |
|---|---|---|---|---|---|---|
| ***Unobservable input:*** | ***Cost*** | ***Unrealized*** | ***Fair Value*** | ***Minimum*** | ***Maximum*** | ***Weighted average*** |
| Discount rate | $ 123,069 | $ (6,310) | $ 116,759 | 16.5% | 16.5% | 16.5% |
| Resolution timing (years) | | | | 1.8 | 3.8 | 2.8 |
| Conversion ratio | | | | 2.6 | 2.6 | 2.6 |

**Type:** Due from settlement of capital provision assets
**Principal value technique:** Discounted cash flow

| | December 31, 2022 | | | | | |
|---|---|---|---|---|---|---|
| ***Unobservable input:*** | ***Cost*** | ***Unrealized*** | ***Fair Value*** | ***Minimum*** | ***Maximum*** | ***Weighted average*** |
| Collection risk | $ 127,912 | $ (11,330) | $ 116,582 | 0% | 100% | 0% |

**Type:** Complex strategies
**Principal value technique:** Other

| | December 31, 2022 | | | | | |
|---|---|---|---|---|---|---|
| ***Unobservable input:*** | ***Cost*** | ***Unrealized*** | ***Fair Value*** | ***Minimum*** | ***Maximum*** | ***Weighted average*** |
| Other | $ 11,156 | $ 1,501 | $ 12,657 | | | |

| | | | |
|---|---|---|---|
| **Level 3 assets and liabilities, net** | **$ 2,124,106** | **$ 1,284,082** | **$ 3,408,188** |

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Form 6-K filed June 13, 2023

Exhibit 99.1 Burford Capital Limited Interim Report

Notes to the Condensed Consolidated Financial Statements

Note 4. Income taxes, page 17

15.	We note that although your income tax provision doubled from $3.4 million in the first quarter of 2022 to $7.1 million in the first quarter of 2023 the effective tax rate decreased from 4.5% to 2.3%. We also note that these effective rates are substantially lower than those presented in your annual financial statements for 2019 through 2022. Finally, you attribute the higher tax expense in the first quarter of 2023 to higher taxable income in the United States driven by realized gains on capital provision assets, offset in part by the reversal of previous valuation allowances. As it appears from the table on page 17 that your valuation allowance declined only $2.2 million from December 31, 2022 to March 31, 2023 and that absent this reversal your effective tax rate would be 3.0% for the quarter, please tell us why your effective tax rate is so low given the significant overall increase in pre-tax income. In your response specifically tell us the deferred tax provision recorded during the first quarter of 2023 associated with the significant unrealized gains related to the YPF matters.

The effective tax rate is low for two main reasons.  First, the relative size of the valuation allowance required relating to the deferred tax asset associated with the interest expense carryforwards decreased during the period. The analysis performed at December 31, 2022 supports an expected greater recovery of this deferred tax asset which results in an increased current benefit in the tax rate for the period.  The second reason is because of the low tax rates applicable to a portion of the significant increase in overall pre-tax income. Regarding YPF matters, we generally do not comment on the individualized tax results of particular assets. There were no deferred taxes recorded during the three months ended March 31, 2023 regarding the YPF-related assets.

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Should you have any questions or comments with respect to this letter, please contact me at (212) 235-6820 or jlicht@burfordcapital.com.

Sincerely,

BURFORD CAPITAL LIMITED

		By:	/s/ Jordan D. Licht
			Name:	Jordan D. Licht
			Title:	Chief Financial Officer

cc:	Mark N. Klein
Charles E. Utley

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